

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2024

Christopher Eperjesy
Chief Financial Officer
Custom Truck One Source, Inc.
7701 Independence Ave
Kansas City, MO 64125

>   **Re: Custom Truck One Source, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Response dated December 15, 2023**
>   **File No. 1-38186**

Dear Christopher Eperjesy:

   We have reviewed your December 15, 2023 response to our comment letter and have the following comment(s).

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 1, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA, page 28

1.   We note your response to prior comment 2 regarding Adjusted EBITDA and we re-issue our previous comment. Please revise your presentation in future filings to remove the purchase accounting and sales-type lease adjustments as they change the recognition and measurement principles required to be applied in accordance with GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Christopher Eperjesy
Custom Truck One Source, Inc.
February 14, 2024
Page 2

       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services